Independent Auditors' Consent

     We consent to the incorporation by reference in the Registration Statements (nos. 333-58395 and 333-68219) on Form S-8 of Northeast Pennsylvania Financial Corp. of our report dated October 21, 1998, relating to the consolidated statements of financial condition of Northeast Pennsylvania Financial Corp. and subsidiaries as of September 30, 1998 and 1997, and the related consolidated statements of operations, changes in equity, and cash flows for the years then ended, which report appears in the September 30, 1998 annual report on Form 10-K of Northeast Pennsylvania Financial Corp.

KPMG Peat Marwick, LLP
/s/ KPMG Peat Marwick, LLP

Philadelphia, Pennsylvania
December 28, 1998